FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                           No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                           No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Peru Field Trip 2010 presentation.

Peru Field Trip September 2010 Solid Financial Position for the Future Fernando Ramirez - CFO

Disclaimer
ALL RIGHTS ARE RESERVED
© REPSOL YPF, S.A. 2010
Repsol YPF, S.A. is the exclusive owner of this document. No part of this document may be reproduced (including photocopying), stored, duplicated, copied, distributed or introduced into a retrieval system of any nature or transmitted in any form or by any means without the prior written permission of Repsol YPF, S.A.
This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private
Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.
Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-
looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in
Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about
Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the
fiscal year ended December 31, 2009 filed with the US Securities and Exchange Commission and in Section I “Risk factors” in Repsol YPF’s
Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain in April 2010. Both documents are available on Repsol
YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.
Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF's or YPF Sociedad Anonima's respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF's and YPF Sociedad Anonima's respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

3 Growth Forecasts Repsol current situation Concerns Strong Results Agenda Conclusions Financial discipline

Repsol current situation
STRONG RESULTS
Market conditions
+
Management
Increase in Cash Flow generation
GROWTH FORECASTS
Upstream Projects
Refining investments on stream
Solid YPF results
CONCERNS
Potential slow down of economic growth worldwide
Consequences of Sovereign's debt crisis

5 Growth Forecasts Repsol current situation Concerns Strong Results Agenda Conclusions Financial discipline

6 Initial Situation EBITDA Ex GN EBITDA 1H10 Spain; 29% ROW; 71% EBITDA 1H09 ROW; 74% Spain; 26% EBITDA 2.567 M€ EBITDA 4.139 M€ Our EBITDA is generated 29% in Spain.

648
41
234
610
39
2.567
4.139
0
500
1.000
1.500
2.000
2.500
3.000
3.500
4.000
4.500
5.000
1H2009 Upstream GNL Downstream YPF Corporation
and others
1H2010
M€
With a balanced growth
Total group ex GN
Oil and gas
realization prices
Increase volume
of liquids
Recovery of
Refining Margin
and Chemical
business
Earnings growth
in Marketing
Higher pump
prices
Higher export
revenues
Our EBITDA has improved by 61% due to the management of our competitive advantages.

A significant improvement in operating results
Total Group ex GN
DOWNSTREAM
• Steady increase of Downstream Integrated margin.
• Improvement in refining margins (us$ 2,8/bbl vs
2,5/bbl) and cost reduction measures
• Recovery of Petrochemical business
YPF
• Pump prices increases in 1H10 vs 1H09 in US$ (15%
gasoline and 21% diesel)
• International prices recovery
Operating Income
1.319
1.247
2.453
0
500
1.000
1.500
2.000
2.500
3.000
1H09 2H09 1H10
M€
+97%
+86%
Integrated Margin
0
1
2
3
4
5
6
7
8
9
1Q 2Q 3Q 4Q
us$/bbl
2009 2010
1H09 1H10
UPSTREAM
• Production increased 4,9% with a higher content of
liquids (44% vs 37% in 1H09)
• Improvement in the oil and gas realization prices (52%
and 23% respectively)
Production
37%
63%
Liquids Gas
44%
56%
Prices at the pump
500
600
700
800
900
1.000
1Q09 2Q09 3Q09 4Q09 1Q10 2Q10
us$/m3
regular gasoline diesel

•
Lower leverage is accompanied by
improvement in the 1H10 cash flow
metrics
•
Annualized EBITDA / Net debt +
Preference shares is 1,0 times
•
Annualized EBITDA / Net interests +
Dividend Preference shares is 21,9 times
And improved Financial Ratios
Total Group ex GN
NET DEBT / CAPITAL EMPLOYED
16,7%
15,6%
14,5%
15,0%
15,5%
16,0%
16,5%
17,0%
31-dec-09 30-jun-10
-7%
EBITDA / NET DEBT + PREFERENCE SHARES
0,7
1,0
0,0
0,1
0,2
0,3
0,4
0,5
0,6
0,7
0,8
0,9
1,0
1,1
31-dec-09 30-jun-10
+47%
EBITDA / NET INTEREST + DIVIDEND PREFERENCE SHARES
15,1
21,9
0,0
5,0
10,0
15,0
20,0
25,0
31-dec-09 30-jun-10
+45%

10 Growth Forecasts Repsol current situation Concerns Strong Results Agenda Conclusions Financial discipline

Upstream projects: a transformation
process to long term sustainability
Shenzi
(US GoM)
FID: 2006
Production:
121 kboe/d
I/R (Libya)
FID: 2007
Production:
75 kboe/d
Canaport
Start-up: 3Q 2009
Capacity:
10 Bcma
Peru LNG
Start-up: 2Q 2010
Capacity:
6 Bcma
Kinteroni
(Peru)
FID: 2009
Production:
40 kboe/d
FID: 2009
Production:
8 Mm³/d
Reggane
(Algeria)
FID: 2010
Production:
86 kboe/d
Margarita–
Hua-caya
(Bolivia)
2011
Production:
8 Mm³/d in 2014
Cardon IV
(Venezuela)
2012
Production:
400 kboe/d
Carabobo
(Venezuela)
2010
Production:
250 kboe/d
Guará
(Brazil)
2011
Production:
25 kboe/d
Piracucá
(Brazil)
2011
Production:
110 kboe/d
Carioca
(Brazil)
Operating
FID made
FID
pending
Buckskin
Shenzi G-104 &
Shenzi-8: increase the
potential of the current
fields and the North
flank
US GoM
Abaré, Abaré West &
Iguazú in BM-S-9
Panoramix:
new
discovery in BM-S-48
Brazil
Tangier-Larache,
first
discovery success in
Moroccan offshore
Morocco
Venus
B-1,
first offshore
discovery in an
unexplored area
Sierra Leone &
West Africa
Up to 2014 Beyond
Gas
Liquids
LNG

Refining projects to strengthen
current competitiveness
The projects will be on stream from 3Q11, increasing by 120 kbpd the current capacity and adding 2-3$/bbl of margin to Repsol's refining system in Spain
63% FCC Equivalent
conversion index
43% FCC Equivalent
conversion index
+3 $/bbl
+2 $/bbl

and Solid YPF Results
YPF - PRICES AT THE PUMP
1.700
2.000
2.300
2.600
2.900
3.200
3.500
3.800
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10
ARP/m3
Nafta super Gasoil
+78%
+68%
There has been an important increase in the prices at the pump in local currency (vs. 1Q08
Nafta +78% and Gasoil 68%). But prices are still lower than those of neighbours countries
(vs Brasil Nafta is just a 66% of the price and Gasoil 73%)
Nafta Super
0 200 400 600 800 1.000 1.200 1.400 1.600
Brasil
Uruguay
Paraguay
Chile
Argentina
Bolivia
us$/m3
Diesel
0 200 400 600 800 1.000 1.200 1.400 1.600
Brasil
Uruguay
Paraguay
Chile
Argentina
Bolivia
us$/m3

14 Growth Forecasts Repsol current situation Concerns Strong Results Agenda Conclusions Financial discipline

15 Concerns Potential slow down of economic growth worldwide Consequences of Sovereign's debt crisis

A slow growth recovery expected in US…
Source : Oxford Economic Forecast
•
Economic outlook still
uncertain
•
More optimistic views
foresee a slowdown in the
recovery
•
More pessimistic views
foresee a double dip
recession as imminent.
“US had a considerable way to go to achieve a full recovery in our economy, and many Americans are still grappling with unemployment, foreclosure and lost savings.”
Mr. Ben Bernanke - Federal Reserve Chairman at the Wall Street Journal August 3rd
GPD - US
-2,0
-1,5
-1,0
-0,5
0,0
0,5
1,0
1,5
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10
%

…
and moderate growth recovery expected in
Europe
“We are touching a sustainably recovery in Europe and there is little concern of a renewed recession, but the behavior is somewhat weaker from here on out.”
Mr. Axel  Weber - European Central Bank Council for the CNBC August 27th
•
European economies seem
to have recovered sooner
than the US
•
According to Jean Claude
Trichet, now EU policy
makers must deal with long
term threats and growth
GPD - EU
-3,0
-2,5
-2,0
-1,5
-1,0
-0,5
0,0
0,5
1,0
1,5
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10
%
Source : Oxford Economic Forecast

… with Spain expected to grow at a slower
pace
•
Despite being technically out of
recession, the improvement of the
Spanish economy  is going to be
slow.
•
Balance between fiscal austerity
and government spending is key
to maintain the economy out of
recession.
GPD - SPAIN
-2,0
-1,5
-1,0
-0,5
0,0
0,5
1,0
1,5
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10
%
Source : Oxford Economic Forecast

However, the slow down is not affecting the
market indicators…
Brent
40
50
60
70
80
90
100
110
2006 2007 2008 2009 2010 2011
us$/bbl
Source:
Platt´s & 2010 - 2011 Consensus forecasts:
Reuters for Brent
Bloomberg for Henry Hub
Henry Hub
0
1
2
3
4
5
6
7
8
9
10
2006 2007 2008 2009 2010 2011
us$/Mbtu

… slowing down the recovery of the Refining
margins but with an improving Chemical business
and a strong integrated margin
IM Refining
0,0
1,0
2,0
3,0
4,0
5,0
6,0
7,0
8,0
2007 2008 2009 2010
us$/bbl
Chemical Integrated Margin
60
80
100
120
140
160
180
200
2007 2008 2009 2010
€/t
Integrated Margin
0
1
2
3
4
5
6
7
8
9
1Q 2Q 3Q 4Q
us$/bbl
2009 2010
•Source:
2010
average
January –
August
The Integrated Margin does not include the Chemical Business

We have seen a decrease in demand not
affecting our EBIT
183
280
307
299
253
159
0
100
200
300
400
500
600
1H08 1H09 1H10
M€
EBIT Marketing EBIT DG DOWN- Other Businesses
•
The decrease in demand is
slowing down.
•
Despite this decrease, the
increase in margins has
allowed Repsol to maintain
and even increase the retail
EBIT.
Retail sales
800
1.800
2.800
3.800
4.800
5.800
6.800
1H08 1H09 1H10
km3
-6%
-3%

22 Concerns Consequences of Sovereign's debt crisis Potential slow down of economic growth worldwide

23 Spanish Government is working on three aspects Strengthening financial system Competitiveness improvement Deficit reduction Government Measures

Strengthening financial system
Financial Sector
Restructuration:
FROB (Fund for the
Orderly
Restructuring of the
Banking Sector)
Savings banks
reform through a
new law
Labor market reform. Two
main targets:
Enhance flexibility in
business decision –
making
Diminish dual labor
market
Goods and services
market reform
European Services
Directive
Sustainable Economy
Law
Suppress subsidies for
home buyers
Pension system reform:
Increasing retirement
age
Improve the relationship
between benefits and
contributions
Financial System
Competitiveness Fiscal Deficit

Competitiveness  improvement
Financial Sector
Restructuration:
FROB (Fund for the
Orderly
Restructuring of the
Banking Sector)
Savings banks
reform through a
new law
Labor market reform. Two
main targets:
Enhance flexibility in
business decision –
making
Diminish dual labor
market
Goods and services
market reform
European Services
Directive
Sustainable Economy
Law
Suppress subsidies for
home buyers
Pension system reform:
Increasing retirement
age
Improve the relationship
between benefits and
contributions
Fiscal Deficit
Competitiveness
Financial System

PERU FIELD TRIP 2010

2006Q1
2006Q2
2006Q3
2006Q4
2007Q1
2007Q2
2007Q3
2007Q4
2008Q1
2008Q2
2008Q3
2008Q4
2009Q1
2009Q2
2009Q3
2009Q4
2010Q1

Competitiveness – Labor reforms
Labor costs
(contribution and annual growth)
A reduction in wages pushed competitiveness
European Commission , INE and Repsol´s Economic Research Department .
-1
0
1
2
3
4
5
6
Wages Other cost Labour cost, annual growth(%)
Source:

Fiscal Deficit Reduction – Government Measures
Financial Sector
Restructuration:
FROB (Fund for the
Orderly
Restructuring of the
Banking Sector)
Savings banks
reform through a
new law
Labor market reform. Two
main targets:
Enhance flexibility in
business decision –
making
Diminish dual labor
market
Goods and services
market reform
European Services
Directive
Sustainable Economy
Law
Suppress subsidies for
home buyers
Pension system reform:
Increasing retirement
age
Improve the relationship
between benefits and
contributions
Fiscal Deficit
Financial System
Competitiveness

Deficit – Adjusting targets
-7,5
-5,3
-3,0
-11,2
-9,8
-3,0
-9,3
-4,4
-6,0
-12
-10
-8
-6
-4
-2
2009 2010 (F) 2011 (F) 2012 (F) 2013 (F)
Government Forecast at jan-10
Government Forecast Update
General Government Deficit
%
of GPD
Fiscal consolidation: Spanish government early adopted a path of public deficit consolidation.
Source: Ministerio de Economía and
Repsol´s
Economic Research Department.

Besides, Spanish financial system has
done well in stress test…
Stress tests on European banks were well received because of increased transparency.
•
Spain's case:
•
Additional stress test disclosures
•
Extra level of stress applied by national regulators
•
Extra coverage: 100% of saving entities and all listed Spanish banks
•
Very low capital needs
•
Results rewarded by the markets for high quality, outperforming the eurozone
Spanish Financial System
3.300 Bn assets 281 Bn € capital and reserves

PERU FIELD TRIP 2010
REPSOL

mar-08
may-08
jul-08
sep-08
nov-08
ene-09
mar-09
may-09
jul-09
sep-09
nov-09
ene-10
mar-10
may-10
jul-10

-0,5
0,0
0,5
1,0
1,5
2,0
2,5
3,0
2Y 5Y 10Y
… leading to a reduction in the
sovereign's debt spreads in July
Sovereign debt's Spread
Spanish “bonos” vs. German “bund”
Source: Reuters
Despite the decrease of the spreads during second quarter, in August and due to the economy slow down concerns mainly in the US, the spreads started to increase

31 Forecasts Repsol current situation Concerns Strong Results Agenda Conclusions Financial discipline

Liquidity available
Total group ex GN
Increase in liquidity available by increasing long-term credit lines million €
31-dec-09 30-jun-10
CASH AND EQUIVALENTS 2.132 3.107
TOTAL COMMITED CREDIT LINES 3.973 4.402
LONG TERM 2.381 2.929
SHORT TERM 1.592 1.473
USED -113 -201
TOTAL LIQUIDITY AVAILABLE 5.992 7.308
TOTAL FINANCIAL INVESTMENTS 1.648 1.844
AVAILABILITY + FINANCIAL INVESTMENTS 7.640 9.152

Sources of liquidity
Total group ex GN
Liquidity available by June 30th 2010 was €7.308 million, with an increase of 22% or
€1.316 million more than at the end of 2009.
0
1.000
2.000
3.000
4.000
5.000
6.000
7.000
8.000
9.000
10.000
31-dec-09 30-jun-10
M€
Cash and equivalents Undrawn credit lines Financial Investments
9.152
7.640
+20%
5.992
7.308

Low dependence on banks
Total group ex GN
24%
7%
5%
64%
Capital Markets Banks
Institutional Finance Project Finance
Capital Markets represent 64% of funding and Loans and Credits from Banks mean a low dependence with a 24%.
30-jun-10
million €
Capital Markets 5.970
Bank loans 2.024
Bank credits 201
Institutional Finance 621
Project Finance 505
GROSS DEBT 9.321

-
500
1.000
1.500
2.000
2.500
3T 10 4T 10 1T 11 2T 11 3T-4T 11 2.012 2.013 2014 +2015
Solid short term/long term debt management
Total group ex GN
Million Euro
Wide spread of gross debt maturities (including derivatives) of which 70% are long-term and until 2011 already pre-financed by cash available.
•
YPF and Pampilla Refinery in Perú debt maturities already covered by cash available and long-term credit facilities, respectively.
Already pre-financed by
Cash & equivalents
3T 10 4T 10 1T 11 2T  11 3T-4T 11 2.012 2.013 2014 2015
REPSOL 1.102 704 6 22 92 1.253 1.290 2.108 1.898
YPF 310 232 210 254 168 10 57 - 73
TOTAL 1.412 936 216 276 260 1.263 1.347 2.108 1.971

Liquidity
Total group ex GN
Liquidity available shows a coverage ratio of 2,5 times respect to short term debt with recourse to the parent company
2.984
7.308
0
1.000
2.000
3.000
4.000
5.000
6.000
7.000
8.000
short term debt liquidity
M€
2,5x

37 Liquidity Total group ex GN Liquidity available represents 73% of gross debt 7.308 9.948 0 2.000 4.000 6.000 8.000 10.000 12.000 Liquidity Gross Debt M€ 73%

38 Growth Forecasts Repsol current situation Concerns Strong Results Agenda Conclusions Financial discipline

39 Conclusions Sound base for achieving growth through the Strategic Plan Improving EBITDA Sustained operational performance Appropriate liquidity and debt management Solid financial position

Solid Cash flow generation
Cash for
dividends,
minorities and
debt
Investment
Plan
Divestments
Post-tax³
Operating
Cash  Flow
Post-tax²
35.0
4.5
28.5
11.0
Cash flow generation forecasts based on conservative assumptions to give confidence on Strategic Plan compliance.
• Upstream 416
• Downstream 732
• YPF 597
• Gas Nat 266
1H 10:
2Bn (7%)
• CLH
• BBG
• Service Stations
• Others
• Gas Nat assets
1H 10: 0,8Bn (18%)

Peru Field Trip September 2010 Solid Financial Position for the Future Fernando Ramirez - CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: September 7th, 2010	By:	/s/ IÑIGO ALONSO DE NORIEGA
	Name:	Iñigo Alonso de Noriega
	Title:	Corporate Governance Director